GRUPO CARSO, S.A. DE C.V.

RECEIVED
2007 JAN -3 A 7:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 21, 2006.

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A[redacted]

07020122

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A. de C.V., related to Shareholders Trust, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on December 19, 2006:

"Grupo Carso, S.A. de C.V. informs the investors public about the existence of a management and investment trust agreement in which the Slim family affected a part of the shares they own that are representative of the issuer's capital stock. The previous is informed in compliance with Article 7th transitory of the Securities Market Act."

PROCESSED
JAN 09 2007 E
THOMSON FINANCIAL

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact